Shareholder Outreach

May 2015

Forward-Looking Statements

In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, McDermott cautions that statements made in connection with this presentation which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact McDermott's actual results of operations. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: adverse changes in the markets in which we operate or credit markets, our inability to successfully execute on contracts in backlog, changes in project design or schedules, the availability of qualified personnel, changes in the scope or timing of contracts, and contract cancellations, change orders and other modifications. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see McDermott's annual and quarterly filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended December 31, 2014. This presentation reflects management's views as of the date hereof. Except to the extent required by applicable law, McDermott undertakes no obligation to update or revise any forward-looking statement.

Executive Summary

Our Business Model	▪ We are one of the largest U.S.-based engineering and construction companies exclusively focused on the upstream offshore oil and gas sector ▪ Integrated resources include ~13,800 employees* and a diversified fleet of marine vessels, fabrication facilities and engineering offices
State of the Business in Early 2014	▪ The business experienced a sharp downturn in Q4 '13 and Q1 '14 ▪ Our CEO David Dickson, who joined us in October 2013, implemented a set of turnaround objectives in Q1 '14 ▪ Despite the challenging environment, we executed against these objectives to provide liquidity to the business and reorganize into a stronger organization
2014 Compensation Decisions Reflect the State of the Business	▪ Composition of annual awards and long-term incentives match our business needs ▪ A single metric for our performance shares ties directly to our primary business objective ▪ Compensation disclosure practices account for competitive sensitivities
Compensation is Closely Linked to Performance	▪ Compensation Committee seeks to provide compensation opportunities for employees targeted within 15% of the median compensation of comparable positions in our market ▪ Compensation provides a reasonable and appropriate mix of cash and equity, annual and longer-term incentives and performance metrics
Strong and Engaged Board	▪ The Board consists of highly qualified, independent directors with a diverse range of backgrounds, skillsets and a focus on refreshment ▪ Shareholder input is greatly valued and the Board takes investor feedback seriously

*Figure as of December 31, 2014

About McDermott

- Industry leader focused on designing and executing complex offshore oil and gas projects worldwide
- Integrated capabilities offer differentiated solutions to customers
- Only U.S.-headquartered company with offshore, upstream engineering, procurement, construction and installation ("EPCI") services on a global scale

Engineering → Procurement → Construction → Installation

Project and Risk Management

Capabilities / Services

Engineering	Procurement	Construction	Installation
			
▪ Studies and conceptual designs ▪ Front-End Engineering & Design ("FEED") ▪ Detailed engineering & design ▪ Transportation & installation engineering	▪ Negotiating, purchasing, transporting and quality assurance ▪ Global sourcing ▪ Deep local knowledge ▪ Strong supplier relations	▪ Topsides & onshore modules ▪ Jackets, piles & compliant towers ▪ TLPs, SPARs, FPSOs ▪ Subsea hardware	▪ Heavy-lift ▪ Floatover install ▪ S-Lay, J-Lay, Flex-Lay and Reel-Lay ▪ Subsea installation

Company Transition Impacted Our Pay Program

- When 2014 compensation decisions were made, our Company had been battling three years of operating in a difficult business environment
- In Q1 2014, the business had significantly deteriorated as our new CEO stepped in to execute on our turnaround plan
- Our compensation programs for 2014 reflect these business realities

Significant Events Necessitated Changes to Our Compensation Program

Oct '13:
- David Dickson joins McDermott as COO and CEO designee

Dec '13:
- Stephen Johnson retires from his positions as Chairman, President and CEO
- David Dickson is appointed President and CEO and becomes a member of the Board

Jan – Aug '14:
- Executive changes:
  - EVP & CFO
  - EVP Offshore
  - EVP Subsea
  - SVP HR
  - Regional vice presidents

Mar '14:
- All financial guidance is withdrawn

Apr '14:
- Refinanced our existing credit agreement, issued senior notes and tangible equity units

2014 Compensation Plan Overview

Element	Description	Primary Objectives
Base Salary	▪ Annual fixed cash compensation	▪ Attract and retain qualified executives
Annual Incentive	▪ Cash-based compensation ▪ Bonus plan is funded based on financial goals and bonuses are allocated based on financial, corporate and individual goals	▪ Motivate and reward executives for significant contributions towards achievement of business goals
Long-Term Equity Incentives	▪ Long-term stock-based compensation ▪ Mix of performance shares and time-based awards (restricted stock units) ▪ 3 year measurement period	▪ Align executives' interests with those of stockholders, focusing on long-term results ▪ Provide stability and support the retention of key employees during complex transition

CEO Compensation at Target

85% Variable Compensation



Base Salary 15%
Annual Incentive 15%
Performance Shares 28%
Restricted Stock Units 42%

Annual Incentive Award
- 100% performance-based
- Performance goals:
  - Financial performance (50%)
  - Corporate performance (25%)
  - Individual performance (25%)

Performance Shares
- 100% performance-based over three-year performance period
- Performance metric:
  - Cumulative consolidated operating income (100%)

Evolution of Annual Award Program

Our Compensation Program has Evolved to Adapt to Company Transition and Turnaround

Where We Were
2013 Performance Metrics

Financial	100%
Corporate	N/A
Individual	*

	Threshold	Target	Maximum
Operating Income**	$159M	$227M	$273M

Where We Are
2014 Performance Metrics

Financial	50%
Corporate	25%
Individual	25%

	Threshold	Target	Maximum
Operating Income**	N/A	$0	$50M
Free Cash Flow**	$(560)M	$(450)M	$(335)M
Order Intake**	$2,550M	$3,400M	$4,250M
Order Intake Margin	Competitively Sensitive		

Where We're Going
2015 Performance Metrics

Financial	100%***
Corporate	N/A
Individual	*

Same four plan components as 2014

Corporate performance goals metric eliminated from plan in 2015

* The level of achievement against Individual Performance Metrics may result in an adjustment to the calculated bonus amount
** Historical financial performance goals should not be construed as financial guidance or an indication of McDermott's current expectations of future financial performance
*** Financial metric result adjusted by a factor (the "MPI Modifier") based on McDermott's achievement of established goals relating to plan to increase company profitability and operational flexibility

Evolution of Long-Term Incentive Award Program

Where We Were
2013 Award Composition

▪ Performance Shares	50%
▪ RSUs	25%
▪ Stock Options	25%

	Threshold	Target	Maximum
▪ 3-Year ROIC*,**	10%	13%	16%
▪ % of Target Earned	50%	100%	150%

Where We Are
2014 Award Composition

▪ Performance Shares	40%
▪ RSUs	60%
▪ Stock Options	0%

	Threshold	Target	Maximum
▪ Cumulative Consolidated Operating Income**	$150M	$180M	$210M
▪ % of Target Earned	50%	100%	150%

Where We're Going
2015 Award Composition

▪ Performance Shares	50%
▪ RSUs	50%
▪ Stock Options	0%

Cumulative Order Intake

Performance shares return to 50% weighting in 2015

* Also subject to a relative TSR multiplier which can modify the ROIC award percentage by 66% to 133%
** Historical financial performance goals should not be construed as financial guidance or an indication of McDermott's current expectations of future financial performance

Negative Discretion Utilized for 2014 Annual Awards


~ (36%)
~ (51%)
1.015x
0.5x
0.15x
0.5x
Annual Incentive Calculated Funding
Actual Bonus Pool
CEO Award

- Calculated bonus pool funding based on 2014 financial performance

- Following the recommendation of management, the Compensation Committee reduced bonus pool funding to 0.5x of target

- Based on his achievement of corporate and individual performance goals, Mr. Dickson's net award was 0.65x of target, 36% below the calculated pool funding amount

Additional Compensation-Related Information

- **Reasonable CEO Compensation**
  - 2014 Target CEO pay was below the median of our peers
  - Annual award was reduced by 36% by application of negative discretion
  - Long-term incentive award was subject to a letter agreement executed by the CEO when joining the company


CEO Target Pay
$5.7M
$5.2M
$5.9M
$7.5M
CEO Target
25th
50th
75th
Peer Group Percentile
Base Salary
Annual Incentive
Long-Term Incentive

- **Discretionary Bonuses**
  - Based upon the effort and success of the critical $1.5 billion financing, discretionary bonuses were paid to the GC and (now former) CFO
    - Represented less than 3% of total compensation for the year for each
- **Peer Selection**
  - In November 2013, we eliminated three larger peers and one smaller peer
  - CEO pay was targeted below median of peer group
- **Use of Discretion**
  - Historical use has been limited and situation specific
  - Annual awards in 2014 for NEOs were reduced by 36% to 61% due to the application of negative discretion

Compensation Practices Align Executive Pay with Company and Individual Performance

What We Do

- ✓ Clawback policy
- ✓ Long-term incentive compensation is subject to forfeiture
- ✓ Annual incentive compensation is subject to linear and capped payouts
- ✓ Use of multiple performance metrics
- ✓ Significant stock ownership guidelines for directors and executive officers
- ✓ Board conducts annual risk assessment of executive compensation program
- ✓ Double-trigger change-in-control agreements
- ✓ Annual review of share utilization
- ✓ Independent compensation consultant

What We Don't Do

- X No repricing of underwater stock options
- X No excise tax gross-ups under our change-in-control agreements
- X No engaging in "short sales" or trading in puts, calls or other options on McDermott's common stock
- X No hedging or pledging of shares

Thoughtful, Independent Board Provides Strong Oversight at a Critical Time for McDermott

Best Practices in Corporate Governance

- ✓ Separate Chairman and CEO roles
- ✓ Hold Board meeting executive sessions with independent directors only present
- ✓ Majority vote standard for the election of directors
- ✓ Annual evaluations to ensure that the Board and its committees are operating effectively
- ✓ Commitment to refresh and maintain a diverse Board with relevant skill set

Well-Balanced Director Tenure


3
3
2
< 3 Years
3 - 8 Years
> 8 Years

A Powerful Combined Skill Set

Engineering	Corporate Governance	Global Operations	Executive Leadership
Oil and Gas Exploration	Supply Chain Management	Financial Reporting	Construction Industry
Private Equity	Financial Reporting	Corporate Strategy	Core Customer Knowledge



McDERMOTT